UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AppLovin Corporation
(Name of Issuer)

Class A Common Stock, par value $0.00003 per share
(Title of Class of Securities)

03831W108
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03831W108	13G
1	NAMES OF REPORTING PERSONS
KKR Denali Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
99,640,489

	7	SOLE DISPOSITIVE POWER
99,640,489

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,640,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 03831W108	13G
1	NAMES OF REPORTING PERSONS
KKR Denali Holdings GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
99,640,489

	7	SOLE DISPOSITIVE POWER
99,640,489

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,640,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 03831W108	13G
1	NAMES OF REPORTING PERSONS
KKR Americas Fund XII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
99,640,489

	7	SOLE DISPOSITIVE POWER
99,640,489

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,640,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 03831W108	13G
1	NAMES OF REPORTING PERSONS
KKR Associates Americas XII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
99,640,489

	7	SOLE DISPOSITIVE POWER
99,640,489

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,640,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 03831W108	13G
1	NAMES OF REPORTING PERSONS
KKR Americas XII Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
99,640,489

	7	SOLE DISPOSITIVE POWER
99,640,489

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,640,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 03831W108	13G
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
99,640,489

	7	SOLE DISPOSITIVE POWER
99,640,489

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,640,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 03831W108	13G
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
99,640,489

	7	SOLE DISPOSITIVE POWER
99,640,489

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,640,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 03831W108	13G
1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
99,640,489

	7	SOLE DISPOSITIVE POWER
99,640,489

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,640,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 03831W108	13G
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
99,640,489

	7	SOLE DISPOSITIVE POWER
99,640,489

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,640,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 03831W108	13G
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
99,640,489

	7	SOLE DISPOSITIVE POWER
99,640,489

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,640,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 03831W108	13G
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
99,640,489

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
99,640,489

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,640,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 03831W108	13G
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
99,640,489

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
99,640,489

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,640,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

STATEMENT ON SCHEDULE 13G

This is Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 10, 2022. Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Class A Common Stock, par value $0.00003 per share (“Class A Common Stock”), of AppLovin Corporation (the “Issuer”).

Item 1.

(a)	Name of Issuer:

AppLovin Corporation

(b)	Address of Issuer’s Principal Executive Offices:

1100 Page Mill Road

Palo Alto, California 94304

Item 2.

(a)	Name of Person Filing:

KKR Denali Holdings L.P. (“KKR Denali”)
KKR Denali Holdings GP LLC (‘KKR Denali GP”)
KKR Americas Fund XII L.P. (“KKR Americas Fund”)
KKR Associates Americas XII L.P. (“KKR Associates”)
KKR Americas XII Limited (“KKR Americas Limited”)
KKR Group Partnership L.P. (“KKR Group Partnership”)
KKR Group Holdings Corp. (“KKR Group Holdings”)
KKR Group Co. Inc. (“KKR Group Co.”)
KKR & Co. Inc. (“KKR & Co.”)
KKR Management LLP (“KKR Management”)
Henry R. Kravis
George R. Roberts

(b)	Address of Principal Business Office, or, if none, Residence:

The principal business office for all persons filing (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, NY 10001

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.00003 per share (the “Class A Common Stock”)

(e)	CUSIP Number:

03831W108

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

KKR Denali holds a total of 99,640,489 shares of common stock of the issuer, based on (i) 60,735,000 shares of Class A Common Stock of the Issuer and (ii) 38,905,489 shares of Class B Common Stock of the Issuer convertible at any time at the option of the holder into 38,905,489 shares of Class A Common Stock of the Issuer, representing approximately 30.0% of the outstanding shares of Class A Common Stock calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”). Calculations of the Class A Common Stock beneficially owned are based on 293,027,029 shares of Class A Common Stock of the Issuer outstanding as of November 4, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 10, 2022 plus the 38,905,489 shares of Class B Common Stock convertible at any time at the option of KKR Denali into 38,905,489 shares of Class A Common Stock, which shares will also convert automatically upon certain events specified in the Issuer’s amended and restated certificate of incorporation. Class A Common Stock has one vote per share, Class B Common Stock has 20 votes per share, and Class C common stock has no voting rights.  The common stock held by the Reporting Persons represents 26.8% of the total common stock of the Issuer outstanding, based on 293,027,029 shares of Class A Common Stock and 78,662,622 shares of Class B Common Stock of the Issuer outstanding as of November 4, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 10, 2022.

Each of KKR Denali GP (as the general partner of KKR Denali); KKR Americas Fund (as the sole member of KKR Denali GP); KKR Associates (as the general partner of KKR Americas Fund); KKR Americas Limited (as the general partner of KKR Associates); KKR Group Partnership (as the sole member of KKR Americas Limited); KKR Group Holdings (as the general partner of KKR Group Partnership); KKR Group Co. (as the sole shareholder of KKR Group Holdings); KKR & Co. (as the sole shareholder of KKR Group Co.) and KKR Management (as the Series I preferred stockholder of KKR & Co.) may also be deemed to be the beneficial owner of the securities held by KKR Denali.

KKR Denali GP, KKR Americas Fund, KKR Associates, KKR Americas Limited, KKR Group Partnership, KKR Group Holdings, KKR Group Co., KKR & Co. and KKR Management disclaim beneficial ownership of such securities. As the founding partners of KKR Management, Messrs. Henry R. Kravis and George R. Roberts may be deemed to be the beneficial owner of the securities reported herein, but disclaim beneficial ownership of such securities.

Adam Foroughi, co-founder, Chief Executive Officer, and the Chairperson of the board of directors of the Issuer, Herald Chen, President and Chief Financial Officer, and a member of the board of directors of the Issuer, and KKR Denali (collectively with certain affiliates, the “Voting Agreement Parties”) are parties to a Voting Agreement (the “Voting Agreement”), which contains certain provisions relating to voting of securities of the Issuer by the parties thereto.  Pursuant to the Voting

Agreement, two of Mr. Foroughi, Mr. Chen, and KKR Denali (one of which must be Mr. Foroughi) have the authority to direct the vote of all shares of Class B Common Stock as well as any other shares of the Company’s capital stock held by the Voting Agreement Parties and their respective permitted entities and permitted transferees on all matters to be voted upon by stockholders.

By virtue of the Voting Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 with the other Voting Agreement Parties and/or certain of their affiliates. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock or Class B Common Stock that they may be deemed to beneficially own solely by reason of the Voting Agreement. Messrs. Foroughi and Chen are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

(b)	Percent of class:

See Item 4(a) above.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and the partners, members, affiliates and shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

KKR DENALI HOLDINGS L.P.
By: KKR Denali Holdings GP LLC, its general partner

	By:	/s/ Christopher Lee
	Name:	Christopher Lee
	Title:	Assistant Secretary

KKR DENALI HOLDINGS GP LLC

	By:	/s/ Christopher Lee
	Name:	Christopher Lee
	Title:	Assistant Secretary

KKR AMERICAS FUND XII L.P.
By: KKR Associates Americas XII, L.P., its general partner
By: KKR Americas XII Limited, its general partner

	By:	/s/ Christopher Lee
	Name:	Christopher Lee
	Title:	Attorney-in-fact for Jason Carss, Director

KKR ASSOCIATES AMERICAS XII L.P.
By: KKR Americas XII Limited, its general partner

	By:	/s/ Christopher Lee
	Name:	Christopher Lee
	Title:	Attorney-in-fact for Jason Carss, Director

KKR AMERICAS XII LIMITED

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Jason Carss, Director

KKR GROUP PARTNERSHIP L.P.
By: KKR Group Holdings Corp., its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR GROUP CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

EXHIBITS

Exhibit Number	Title
1	Joint Filing Agreement
2	Powers of Attorney granted by Henry R. Kravis and George R. Roberts (filed as Exhibit 2 to the Schedule 13G filed on February 10, 2022 and incorporated herein by reference).
3	Power of Attorney granted by Jason Carss